Exhibit 99.1

Ebang International: Crackdown on Bitcoin mining has no direct or immediate impact on the company

HANGZHOU, China, May 28, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company”), a blockchain technology company, today issued a statement on the changes in regulatory landscape in China and their impact on the Company. As China's central government recently intensified a crackdown on bitcoin mining and trading, Ebang International Holdings, Inc. stressed in a latest statement that the crackdown has no direct or immediate impact on the company by highlighting for its shareholders the distinctions between its business and the impact of the China government’s policy.

The complete statement is as follows:

1.	Mining business: When we first announced our mining business, we only considered overseas mining farms, therefore the recent crackdown on bitcoin mining within China has no direct or immediate impact on the company.

2.	Sales business: Given the shortage of chip production capacity, meanwhile, after a brief adjustment period, customers will go overseas to mine, so we believe that the company’s long-term business, and even its more near term prospects, will not be affected.

3.	Mining machine custody business: We have already halted China’s domestic mining machine custody business, while our current focus is accelerating the construction of compliant mining farms in North America and Europe, etc., and try our best to use renewable energy to generate electricity. We will activate our mining machine custody business as soon as our overseas mining farms finish construction.

4.	Cryptocurrency exchange platform: The company has banned Chinese citizens from participating in trading and banned users or potential users from Chinese IP addresses from accessing our exchange platform since we positioned our cryptocurrency trading mechanism. Accordingly, the Chinese government’s crackdown on trading has no impact on the company and its prospects.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Certain statements contained herein are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com